UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TUBEMOGUL, INC.

(Name of Subject Company (Issuer))

TIGER ACQUISITION CORPORATION

(Offeror)

a subsidiary of

ADOBE SYSTEMS INCORPORATED

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Michael Dillon

Executive Vice President, General Counsel and Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110

(480) 536-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jane Ross

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$613,363,142.00	$71,088.79

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of TubeMogul, Inc. (“TubeMogul”), at a purchase price of $14.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., Eastern time, on November 9, 2016 (the most recent practicable date): (i) 36,787,559 shares of common stock of TubeMogul that were issued and outstanding; (ii) 1,969,955 shares of common stock of TubeMogul potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 4,873,847 shares of common stock of TubeMogul issuable upon the settlement of outstanding restricted stock units; and (iv) 180,292 shares of common stock of TubeMogul estimated to be subject to outstanding purchase rights under TubeMogul’s 2014 Employee Stock Purchase Plan, as amended.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒

Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,088.79	Filing Party: Tiger Acquisition Corporation and Adobe Systems Incorporated

Form or Registration No.: Schedule TO	Date Filed: November 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 18, 2016 by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TubeMogul, Inc., a Delaware corporation (“TubeMogul”), at a purchase price of $14.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Schedule TO.

The Schedule TO is hereby amended as follows:

Item 7.

The Offer to Purchase and Item 7 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Amending and restating Item 7 in its entirety to read as follows:

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•                  the “Summary Term Sheet”

•                  Section 9 — “Source and Amount of Funds”

(b) None

(d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•                  the “Summary Term Sheet”

•                  Section 9 — “Source and Amount of Funds”

Amending and restating in its entirety the section entitled “Section 9 — Source and Amount of Funds” of the Offer to Purchase to read as follows:

We estimate that we will need approximately $540 million to purchase all of the Shares pursuant to the Offer and to complete the Merger.  The Offer is not conditioned upon Adobe’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Adobe, through itself or one of its subsidiaries, will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and, upon the terms and subject to the conditions set forth in the Merger Agreement, to complete the Merger following the consummation of the Offer.  Adobe expects to obtain the necessary funds from cash on hand and available borrowings under Adobe’s credit facility.  The terms of Adobe’s credit facility are described below in the section entitled Section 9 — “Source and Amount of Funds — Credit Agreement.”

Credit Agreement

On March 2, 2012, Adobe entered into that certain Credit Agreement with certain subsidiaries of Adobe, The Royal Bank of Scotland PLC and U.S. Bank National Association as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the Other Lenders Party Thereto, as amended by that certain First Amendment to Credit Agreement (the “First Amendment”), dated as of July 17, 2015, by and among Adobe, the Lenders party thereto and Bank of America, N.A. as Administrative Agent and Swing Line Lender (together, the “Credit Agreement”), which provides for a $1 billion senior unsecured revolving credit facility to Adobe and certain of its subsidiaries with a maturity date of July 27, 2020. Pursuant to the terms of the Credit Agreement, Adobe may, subject to the agreement of the applicable lenders, request up to an additional $500 million in commitments, for a maximum aggregate commitment of $1.5 billion. Loans under the Credit Agreement will bear interest at either (i) LIBOR plus a margin, based on Adobe’s public debt ratings, ranging from 0.795% and 1.30% or (ii) the base rate, which is defined as the highest of (a) the agent’s prime rate, (b) the federal funds effective rate plus 0.50% or (c) LIBOR plus 1.00% plus a margin, based on Adobe’s debt ratings, ranging from 0.00% to 0.30%. Commitment fees are payable quarterly at rates between 0.08% and 0.20% per year, also based on Adobe’s debt ratings. Subject to certain conditions stated in the Credit Agreement, Adobe and any of its subsidiaries designated as additional borrowers may borrow, prepay and re-borrow amounts under the revolving credit facility at any time during the term of the Credit Agreement.

The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, including a financial covenant, events of default and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding the incurrence of liens and indebtedness, certain merger and acquisition transactions, dispositions and other matters, all subject to certain exceptions. The financial covenant, based on a quarterly financial test, requires Adobe not to exceed a maximum leverage ratio.

The facility will terminate and all amounts owing thereunder will be due and payable on the maturity date unless (a) the commitments are terminated earlier upon the occurrence of certain events, including an event of default, or (b) the maturity date is further extended upon Adobe’s request, subject to the agreement of the lenders.

As of November 28, 2016, there were no outstanding borrowings under this Credit Agreement and Adobe was in compliance with all covenants.  Adobe does not currently have any plans or arrangements to finance or repay the borrowings made under the Credit Facility to pay for the purchase of all Shares validly tendered in the Offer and, upon the terms and subject to the conditions set forth in the Merger Agreement, to complete the Merger following the consummation of the Offer.

The foregoing description of the Credit Agreement and the First Amendment is only a summary and is qualified in its entirety by reference to the Credit Agreement and the First Amendment, copies of which are filed as Exhibits (b)(1) and (b)(2) of the Schedule TO and incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended as follows:

Supplementing by adding the following exhibits:

Exhibit No.	Description

(b)(1)

Credit Agreement, dated as of March 2, 2012, among Adobe and certain subsidiaries as Borrowers, The Royal Bank of Scotland PLC and U.S. Bank National Association as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on March 7, 2012).

(b)(2)

Amendment to Credit Agreement, dated as of July 27, 2015, among Adobe and Bank of America, N.A. as Administrative Agent and Swing Line Lender and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on July 30, 2015).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2016

Tiger Acquisition Corporation

By:	/s/ Justin Judd
Name:	Justin Judd
Title:	Vice President and Assistant Secretary

Adobe Systems Incorporated

By:	/s/ Mark Garrett
Name:	Mark Garrett
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated November 18, 2016.*

(a)(5)(A)	Press Release issued by Adobe and TubeMogul on November 10, 2016 (incorporated by reference to the Schedule TO filed by Adobe with the SEC on November 10, 2016).*

(a)(5)(B)	Company Fact Sheet issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(C)	FAQ issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(D)	Website materials published by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.4 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(E)	Email sent by Brad Rencher on November 10, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(F)	Email sent by Matt Thompson on November 10, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(G)	Email sent by Maria Poveromo on November 10, 2016 (incorporated by reference to Exhibit 99.7 the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(H)	Materials posted to social media by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.8 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(I)	Form of Press email sent by Adobe Public Relations (incorporated by reference to Exhibit 99.9 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(J)	Email sent to internal Adobe distribution list on November 11, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Adobe on November 14, 2016)*

(b)(1)

Credit Agreement, dated as of March 2, 2012, among Adobe and certain subsidiaries as Borrowers, The Royal Bank of Scotland PLC and U.S. Bank National Association as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on March 7, 2012).

(b)(2)

Amendment to Credit Agreement, dated as of July 27, 2015, among Adobe and Bank of America, N.A. as Administrative Agent and Swing Line Lender and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on July 30, 2015).

(d)(1)

Agreement and Plan of Merger, dated as of November 10, 2016, among Adobe, Purchaser and TubeMogul (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TubeMogul with the SEC on November 10, 2016).*

(d)(2)

Form of Tender and Support Agreement by and among Adobe, Purchaser and certain stockholders of TubeMogul (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TubeMogul on November 10, 2016)*

(d)(3)

Master Agreement for Disclosure of Information, dated as of October 19, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).*

(d)(4)	Exclusivity Agreement, dated as of November 4, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).*

(g)	Not applicable.

(h)	Not applicable.

*        Filed previously